02041653

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period May 14, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Carlo Angelini
Title: Head of Accounting

Date: May 14, 2002

SANPAOLO IMI

FIRST QUARTER 2002 GROUP RESULTS APPROVED

Net income of 211 million Euro (which rises to 270 million for *pro forma* SANPAOLO IMI/Cardine) - Recovery expected in the second part of the year

Turin, 14 May 2002 - The Board of Directors today approved the results for the first quarter of 2002 for the SANPAOLO IMI Group, which are in line with the budget forecasts which, following a first part of the year still influenced by the effects of the negative performance in financial markets, assumes for 2002 growth in the principal profit and operating margins following a significant market recovery in the second part of the year.

Thus in a still difficult market context, characterised by generalised economic weakness and high volatility in financial markets, the SANPAOLO IMI Group reported in the quarter **net interest and other banking income** down by 9.8% on the same period of 2001. In this context it should be noted that the first quarter of 2001 had still not taken into account the effects of the reductions in interest rates and negative performance in financial markets which then dominated the following part of the year: the fall on the quarterly average for the whole of 2001 was in fact 7.7%. Against the fall in revenues, SANPAOLO IMI achieved in the quarter a reduction in administrative costs which confirms the falling trend registered in the second part of the previous year following rigorous actions to contain operating costs taken by the Parent Bank.

In particular the results for the first quarter of 2002 show:

- **net interest income** of 632 million Euro, down by 12.9% on the first quarter of 2001, above all as a result of the reduction in interest rates, which was reflected in lower returns on liquidity and a closing of spreads only in part compensated for by the increase in average volumes in business with customers;
- **net commissions** of 591 million Euro, 9.5% down on the first three months of 2001. The reduction in commissions was influenced by the recomposition of customer financial assets towards forms of investment with less added value, to which customers moved while waiting for an improvement in market conditions. Against the reduction in revenues from commissions from asset management and securities dealing, down by 15.7%, there was the positive performance in commissions related to financings and guarantees (+13.6%) and deposits and current accounts(+16.7%);
- **profits from financial transactions and dividends on shares** of 89 million Euro against 65 million in the same period of 2001 (+36.9%);
- **administrative costs** of 870 million Euro, down by 0.3% compared to the same period in the preceding year the reduction in personnel costs (-2%) due essentially to reductions in staff was particularly significant. Other administrative costs grew by 4.1%, principally due to IT costs connected to the integration of the Banco di Napoli systems into the Macchina Operativa Intragruppo (Intragroup Operating Vehicle) as well as to costs relative to product development;
- **operating income** was 451 million Euro against 604 million in the same period of 2001 and the quarterly average for the previous year of 530 million,
- **provisions and net adjustments to loans and financial fixed assets** for a total of 123 million Euro, against 101 million Euro in the first three months of 2001. The flow includes higher adjustment for credit risks which the Group prudentially made in the context of an environment still marked by a high level of uncertainty and designed to adjust them to the presumed realisable value of individual positions, and to reinforce the coverage of physiological risk in the performing loan portfolio. Group credit quality was otherwise confirmed: at the end of March 2002 the **net**

doubtful loans of the Group were 1,985 million Euro, 160 million less than at the end of March 2001 (-7.5%). In particular the **ratio of net non-performing loans/ net loans to customers** was held stable at 1% and **non-guaranteed loans to customers subject to country risk** fell in the 12 months from 103 to 38 million Euro, mostly following a reduction in the exposure to clients resident in Argentina.

- **consolidated net income** of 211 million Euro against 327 in the first quarter of 2001 and the quarterly average for the previous year of 301 million.

In volume terms:

- **customer financial assets** increased in total by 4.1% compared to the first three months of 2001. In particular:
  - **direct customer deposits** showed a particularly dynamic performance in the quarter benefiting both from the effects of the "tax amnesty" and from the continuing uncertainty in financial markets, which drew customer preferences to short-term forms of investment. The total at the end of March was 109 billion Euro, showed incremental annual growth of 4%;
  - in **indirect deposits:**

    • **assets under administration** grew significantly, with an increase in the first three months of 2002 of 5.1 billion Euro, to 77.7 billion Euro (+9% from the end of March 2001);

    • the volumes of **asset management** grew by 0.7 billion Euro in the quarter, following a net flow of 1 billion Euro and a devaluation in the stock of 0.3 billion Euro; the total amount rose to 126.7 billion Euro, up by 1.4% on the 12 months. In this context:

      - in **mutual funds** and **fund-based portfolio management** there was a small decrease in total volumes, at 99 billion Euro, down by 2.7% on the end of March 2001. The SANPAOLO IMI Group thus maintained its leading position in the domestic market in this sector;

      - **life technical reserves** continued to grow at a sustained rate, representing one of the forms of investment preferred by customers: the net amount achieved by the distribution networks in the quarter, 1.7 billion Euro, took the total to 20.4 billion Euro (+33.8% on the 12 months);

- **net customer loans** of the Group, excluding non-performing loans and loans to SGA, the company into which the doubtful loans of Banco di Napoli were transferred, were 95.3 billion Euro, with an increase of 2.6% in the 12 months. In this context medium/long term loans represented the most lively component, with annual growth of 5.2%, in the medium/long term sector the good performance in the retail: financing sector continued: **household mortgages** lent by the Sanpaolo Network in the first quarter of 2002 were 426 million Euro, up by 26.8% against 336 million in the same period of the preceding year. Equally positive was the development in **loans to public works and infrastructure** made by Banca OPI, which grew at the end of the quarter to 13,8 billion Euro, an increase of 18.5% on the end of March 2001.

* * *

The Board of Directors also noted the total ***pro forma*** **SANPAOLO IMI – Cardine data at 31 March 2002** (restated according to consistent criteria with the financial statements of 2001), which show net income of 270 million Euro, as shown in the attached statement of income.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	First quarter 2002 (€/mil)	First quarter 2001 (€/mil)	Change first quarter 2002 / First quarter 2001 (%)	2001 (€/mil)
NET INTEREST INCOME	632	726	-12.9	2,788
Net commissions and other net dealing revenues	591	653	-9.5	2,608
Profits and losses from financial transactions and dividends on shares	89	65	+36.9	274
Profits from companies carried at equity and dividends from shareholdings	44	59	-25.4	207
NET INTEREST AND OTHER BANKING INCOME	1.356	1.503	-9.8	5,877
Administrative costs	-870	-873	-0.3	-3,600
- personnel	*-544*	*-555*	*-2.0*	*-2,221*
- other administrative costs	*-279*	*-268*	*+4.1*	*-1,180*
-indirect duties and taxes	*-47*	*-50*	*-6.0*	*-199*
Other operating income, net	57	54	+5.6	234
Adjustments to tangible and intangible fixed assets	-92	-80	+15.0	-393
OPERATING INCOME	451	604	-25.3	2,118
Adjustments to goodwill and merger and consolidation differences	-41	-33	+24.2	-150
Provisions and net adjustments to loans and financial fixed assets	-123	-101	+21.8	-737
INCOME BEFORE EXTRAORDINARY ITEMS	287	470	-38.9	1,231
Net extraordinary income	55	73	-24.7	392
INCOME BEFORE TAXES	342	543	-37.0	1,623
Income taxes for the period	-119	-195	-39.0	-318
Change in reserves for general banking risks	-	2	n.s.	-1
Income attributable to minority interests	-12	-23	-47.8	-101
NET INCOME	211	327	-35.5	1,203

Quarterly analysis of the reclassified consolidated statement of income

	2002	2001				
	1st quarter	Quarterly average	4th quarter	3rd quarter	2nd quarter	1st quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	632	697	697	668	697	726
Net commissions and other net dealing revenues	591	652	656	623	676	653
Profits and losses from financial transactions and dividends on shares	89	68	101	35	73	65
Profits from companies carried at equity and dividends from shareholdings	44	52	54	9	85	59
NET INTEREST AND OTHER BANKING INCOME	1,356	1,469	1,508	1,335	1,531	1,503
Administrative costs	-870	-900	-945	-871	-911	-873
- personnel	*-544*	*-555*	*-567*	*-538*	*-561*	*-555*
- other administrative costs	*-279*	*-295*	*-333*	*-284*	*-295*	*-268*
-indirect duties and taxes	*-47*	*-50*	*-45*	*-49*	*-55*	*-50*
Other operating income, net	57	59	55	56	69	54
Adjustments to tangible and intangible fixed assets	-92	-98	-120	-100	-93	-80
OPERATING INCOME	451	530	498	420	596	604
Adjustments to goodwill and merger and consolidation differences	-41	-38	-45	-36	-36	-33
Provisions and net adjustments to loans and financial fixed assets	-123	-184	-347	-139	-150	-101
INCOME BEFORE EXTRAORDINARY ITEMS	287	308	106	245	410	470
Net extraordinary income	55	98	44	171	104	73
INCOME BEFORE TAXES	342	406	150	416	514	543
Income taxes for the period	-119	-80	51	-54	-120	-195
Change in reserves for general banking risks	-	-	-4	-1	2	2
Income attributable to minority interests	-12	-25	13	-56	-35	-23
NET INCOME	211	301	210	305	361	327

The quarterly statements of income are unaudited.

Reclassified consolidated balance sheet

ASSETS	31/3/2002 (€/mil)	31/3/2001 (€/mil)	Change 31/3/02-31/3/01 (%)	31/12/2001 (€/mil)
Cash and deposits with central banks and post offices	998	507	+96.8	818
Loans	115,858	117,966	-1.8	118,627
- due from banks	*17,669*	*21,382*	*-17.4*	*21,571*
- loans to customers	*98,189*	*96,584*	*+1.7*	*97,056*
Dealing securities	20,183	19,283	+4.7	18,819
Fixed assets	9,937	12,197	-18.5	10,098
- investment securities	*3,250*	*5,746*	*-43.4*	*3,308*
- equity investments	*4,616*	*4,313*	*+7.0*	*4,697*
- intangible fixed assets	*351*	*356*	*-1.4*	*367*
- tangible fixed assets	*1,720*	*1,782*	*-3.5*	*1,726*
Differences arising on consolidation and on application of the equity method	1,105	966	+14.4	1,053
Other assets	19,652	23,452	-16.2	20,776
Total assets	167,733	174,371	-3.8	170,191

LIABILITIES	31/3/2002 (€/mil)	31/3/2001 (€/mil)	Change 31/3/02-31/3/01 (%)	31/12/2001 (€/mil)
Payables	133,842	135,464	-1.2	134,706
- due to banks	*24,881*	*30,679*	*-18.9*	*27,922*
- customer deposits and securities issued	*108,961*	*104,785*	*+4.0*	*106,784*
Provisions	3,399	4,857	-30.0	3,246
- for taxation	*1,011*	*1,432*	*-29.4*	*901*
- for termination indemnities	*751*	*753*	*-0.3*	*734*
- for risks and charges	*1,595*	*1,553*	*+2.7*	*1,568*
- for pensions and similar	*42*	*1,119*	*-96.2*	*43*
Other liabilities	16,077	20,077	-19.9	17,752
Subordinated liabilities	5,569	5,148	+8.2	5,607
Minority interests	708	736	-3.8	698
Shareholders' equity	8,138	8,089	+0.6	8,182
Total liabilities	167,733	174,371	-3.8	170,191

SANPAOLO IMI /CARDINE GROUP
(*Pro forma* at 31 March 2002)
(Euro/mil)

NET INTEREST INCOME	**927**
Net commissions and other net dealing revenues	697
Profits and losses from financial transactions and dividends on shares	84
Profits from companies carried at equity and dividends from shareholdings	49
NET INTEREST AND OTHER BANKING INCOME	**1,757**
Administrative costs	-1,120
Other operating income, net	78
Adjustments to tangible and intangible fixed assets	-111
OPERATING INCOME	**604**
Adjustments to goodwill and merger and consolidation differences	-44
Provisions and net adjustments to loans and financial fixed assets	-162
INCOME BEFORE EXTRAORDINARY ITEMS	**398**
Net extraordinary income	56
INCOME BEFORE TAXES	**454**
Income taxes for the period	-170
Change in reserve for general banking risks	0
Income attributable to minority interests	-14
NET INCOME	**270**

SANPAOLO IMI Banca FIDEURAM

JOINT NEWS RELEASE

SanpaoloIMI transfers Banca Sanpaolo Invest to Banca Fideuram

Turin/Rome, 14 May 2002 - The Boards of Directors of SanpaoloIMI and Banca Fideuram, meeting today, have approved the acquisition of Banca Sanpaolo Invest (Spi) by Banca Fideuram, regarded as the best owner of Spi within the SanpaoloIMI Group.

The transaction strengthens the leadership of Banca Fideuram among networks of financial consultants in Italy and Europe. The dimensions of the company after the transaction may be summarized on the basis of figures at 31.3.2002 (Banca Fideuram figures before the transaction in brackets):

- Assets under Management: 59.6 billion euro (49.7 billion)
- Number of clients: 841,000 (625,000)
- Financial consultants: 5,140 (3,736).

The principal financial terms of the transaction are:

- contribution by SanpaoloIMI to Banca Fideuram of its total shareholding in Banca Sanpaolo Invest;
- value given to the Banca Sanpaolo Invest shareholding of 612.5 million euro (of which 93 million euro in net equity);
- reference price per Banca Fideuram share for the increase in capital reserved to SanpaoloIMI, 8.50 euro (average Banca Fideuram share price in the past quarter);
- issue of a maximum of 72,058,824 new shares by Banca Fideuram, arising from the increase in capital. On the basis of the project approved today, the stake in Banca Fideuram held by SanpaoloIMI will rise from the current 71.3% to 73.4% on completion of the transaction.

From a business point of view the transaction is aimed at the creation of a leading asset gatherer with a complete range of products and a distribution structure able to offer distinctive services to all customer segments (from mass affluent to high net worth individuals). The project will allow the achievement of significant economies of scale and scope and envisages that the Banca Fideuram and Spi networks will keep their respective brands, also in light of their different market positioning. Spi will remain a business unit with its own corporate organization.

The Board of Directors of Banca Fideuram will be reconvened in the middle of June specifically to approve the capital increase and to call the Shareholders' Meeting, expected before the end of July.

The completion of the transaction is subject to the issue of the necessary authorizations by the competent Authorities.

The parties were assisted by, respectively, Goldman Sachs and JP Morgan for SanpaoloIMI and Lehman Brothers for Banca Fideuram.

Banca Fideuram contact:	Stefania Pensabene Media Relations Tel. +39 06 59022971-2
SanpaoloIMI contact:	Dean Quinn Investor Relations Tel: +39 011 555 2593